EXHIBIT 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratios)

Ratio of earnings to fixed charges represents the ratio of adjusted operating income (loss) from continuing operations over fixed charges. Adjusted operating income (loss) is the total of net income (loss), income taxes, interest expense, and amortization of financing costs. Fixed charges is interest expense plus one thrid of operating lease rent expense, capitalized interest, and amortization of financing costs. The calculation of the ratio of earning to fixed charges is as follows:

	Successor		Predecessor
	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	2006	2005	2005	2004	2003	2002

Income (loss) from continuing operations before income tax provision (benefit) and cumulative effect of accounting change	$1,697	$(4,927)	$(6,344)	$2,737	$2,900	$734

Add Fixed Charges:
Interest expense	20,679	18,464	5,822	16,209	13,482	12,679
Interest expense on operating leases	1,497	866	473	485	391	450
Amortization of financing costs	1,652	1,029	716	770	746	528
Total income as defined	$25,525	$15,432	$667	$20,201	$17,519	$14,391

Fixed Charges:
Interest expense	$20,679	$18,464	$5,822	$16,209	$13,482	$12,679
Interest expense on operating leases	1,497	866	473	485	391	450
Capitalized interest	63	—	—	230	—	—
Amortization of financing costs	1,652	1,029	716	770	746	528
Total fixed charges	$23,891	$20,359	$7,011	$17,694	$14,619	$13,657
Ratio of earnings to fixed charges	1.07	0.76	0.10	1.14	1.20	1.05

Additional income required to meet a 1.0 ratio:	n/a	$4,927	$6,344	n/a	n/a	n/a